Exhibit 12.1

Stonegate Mortgage Corporation
Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Nine Months Ended	Year Ended
	September 30, 2014	2013	2012	2011
Ratio of Earnings to Fixed Charges
Earnings:
Pre-tax income from continuing operations	$(10,799)	$36,221	$27,809	$4,034
Fixed charges	695,426	14,426	6,239	2,728
Total earnings	$684,627	$50,647	$34,048	$6,762
Fixed Charges:
Interest expensed	$18,153	$14,426	$6,239	$2,728
Capitalized expenses related to indebtedness	677,273	—	—	—
Total fixed charges	$695,426	$14,426	$6,239	$2,728
Ratio of earnings to fixed charges	0.98	3.51	5.46	2.48

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings:
Pre-tax income from continuing operations	$(10,799)	$36,221	$27,809	$4,034
Fixed charges	695,426	14,469	6,433	3,169
Total earnings	$684,627	$50,690	$34,242	$7,203
Fixed Charges:
Interest expensed	$18,153	$14,426	$6,239	$2,728
Capitalized expenses related to indebtedness	677,273	—	—	—
Preferred stock dividends pre-tax requirements	—	43	194	441
Total fixed charges	$695,426	$14,469	$6,433	$3,169
Ratio of earnings to fixed charges and preferred stock dividends	0.98	3.50	5.32	2.27